Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of HF Sinclair Corporation for the offer to exchange up to $290,348,000 2.625% Senior Notes due 2023, $797,100,000 5.875% Senior Notes due 2026, and $325,034,000 4.500% Senior Notes due 2030, and to the incorporation by reference therein of our report dated February 23, 2022, except for Note 1 and Note 20, as to which the date is September 12, 2022, with respect to the consolidated financial statements of HollyFrontier Corporation, and our report dated February 23, 2022, with respect to the effectiveness of internal control over financial reporting of HollyFrontier Corporation, included in HF Sinclair Corporation’s Current Report on Form 8-K dated September 12, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

September 12, 2022